SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated March 21, 2002


                                   Novartis AG
                              (Name of Registrant)

                                 Lichtstrasse 35
                                   4056 Basel
                                   Switzerland

                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                             Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes No X

Enclosure: Media Release dated March 21, 2002: "Novartis shareholders approve 6% increase in dividend, and share capital reduction"


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              MEDIA RELEASE COMMUNIQUE AUX MEDIAS MEDIENMITTEILUNG

Novartis shareholders approve 6% increase in dividend, and share capital reduction

Chairman addresses Corporate Governance and compensation

Basel, 21 March 2002 - At their Annual General Meeting in Basel today, the shareholders of Novartis AG approved all the proposals of the Board of Directors including a 6% increase in the dividend to CHF 0.90 per share, corresponding to a total payment of approximately CHF 2.4 billion. The 2,805 shareholders present represented 848,871,170 votes or 29.4% of the 2,885,204,680 shares issued.

Share capital reduction approved
On 31 January 2002, Novartis completed its second share repurchase program in which some 61 million shares, with a nominal value of CHF 30.5 million, were repurchased for approximately CHF 4 billion. The Board therefore proposed, and the shareholders approved, that the share capital be reduced by CHF 30.5 million.

Amendment of the Articles of Incorporation
The AGM approved three amendments to the Articles of Incorporation: a reduction of the deadline for submitting agenda items from 60 to 45 days prior to a General Meeting, the possibility of conducting voting by means of electronic procedures during the General Meeting, and a reduction in the Board members' term of office from four to three years.

Board membership
The shareholders elected Dr. Ulrich Lehner, CEO of Henkel AG, to the Board. Prof. Peter Burckhardt and Pierre Landolt were re-elected for three-year terms. Heini Lippuner was re-elected for a further two years as he will reach the statutory age of retirement in 2004. In line with the commitment to good corporate governance and to ensure the Board's independence, Dr. Hans-Ulrich Doerig, who is Vice Chairman of the Executive Board and Group Chief Risk Officer of Credit Suisse Group, is stepping down from the Board of Novartis, eliminating all interlocking Board memberships.

Chairman's address

2001 review
Chairman and CEO Daniel Vasella began by thanking Novartis Group employees for their efforts in achieving good results in a year that was marked by difficult economic conditions and tragic events.

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The Group delivered double-digit sales growth, with sales, net income and free cash flow all reaching record levels. This was the reward of continued strategic focus on the core businesses, key markets, the major products driving growth, and the business unit structure.

For Dr. Vasella, however, the greatest achievement in 2001 was without doubt the quick and successful launch of Glivec(R)/Gleevec(TM), the innovative treatment for chronic myeloid leukemia. The achievement was twofold: Novartis not only produced a medical breakthrough, but it also created an innovative tiered pricing scheme to ensure that needy patients without medical coverage have access to this potentially life-saving drug.

This initiative, the discount program for the needy elderly in the USA, a voluntary freeze on drug prices in Switzerland, the leprosy donation and malaria programs with the WHO, and the research institute in Singapore for neglected diseases, are all part of Novartis' contribution to addressing the issues of access to medicines and good global corporate citizenship.

Corporate Governance
Dr. Vasella then provided a detailed overview of generally accepted rules of good corporate governance, which are increasingly showing signs of international convergence. Discussing the various aspects of good corporate governance the Chairman explained the charters of the Board of Directors and its Committees. Three of the Board's four Committees consist exclusively of external Directors: the Audit and Compliance Committee, the Governance Committee, and the Compensation Committee.

Compensation
In the wake of recent corporate failures and alleged malpractice in Switzerland, levels of compensation for top managers have been brought into question. In this context Daniel Vasella gave a detailed overview of the remuneration policy at Novartis, which has the principle aim of attracting and retaining top talent worldwide.

As a worldwide leader in pharmaceuticals, a knowledge-based, globalized industry, Novartis has to offer competitive remuneration packages at all levels, including in Switzerland, where 72% of its top management are not Swiss citizens. Competitive increases have also been made for employees on other levels, including the introduction in Switzerland of a variable salary component for all associates, where for non-managerial levels, the cumulative increase compared with 1996 amounts to 13%, almost three times the national average and considerably higher than the rate of inflation (3.6%) over the same period.

With regard to salary disclosure, Novartis publishes the aggregate compensation of the Board as well as that of the Executive Committee and Sector Heads. This level of disclosure fulfils the requirements of the US Securities and Exchange Commission for foreign listed companies in the US and the draft requirements proposed by the Admission Board of the Swiss Exchange.

Outlook
In his concluding outlook, the Chairman said: "We shall be pressing ahead consistently with our current strategy of innovation and growth. For the Group's Pharmaceuticals sector, we expect sales growth in the region of 10% with stable margins, even though this year will be marked by increased investments in research. Provided that we manage to obtain attractive financial returns - despite the low yield financial market, we expect that net income will once again reach record levels this year".

This release contains certain "forward-looking statements", relating to the Group's business, or by discussions of strategy, plans or intentions. Such statements can be identified by terminology such as "shall be", "expect", "will once

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again reach", or similar expressions. Such forward-looking statements reflect the current views of the Group with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Group to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. These uncertainties relate to product sales, unexpected regulatory delays or government regulation, and returns on company investments, as well as factors discussed in the Group's Form 20-F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 71 000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   Novartis AG


Date:    March 21, 2002                 By:  /s/ RAYMUND BREU
                                            -------------------------

                                            Name:    Raymund Breu
                                            Title:   Chief Financial Officer







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